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SE 08029658 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66881 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hallmark Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite #800
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Dash (212) 850-6762
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville, (City) New Jersey (State) 08876 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 16 2008
THOMSON FINANCIAL

SEC Mail Processing Section
APR 07 2008
Washington, DC
101

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





4/15

# OATH OR AFFIRMATION

I, Steven Dash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hallmark Investments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER COOKE
Notary Public, State of New York
Reg. No. 01CO6038000
Qualified in Kings County
My Commission Expires March 6, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Hallmark Investments, Inc.**
**Table of Contents**
**December 31, 2007**

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

## Independent Auditors' Report

To the Board of Directors
Hallmark Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hallmark Investments, Inc., (a wholly owned subsidiary of Hallmark Investment Holdings, Inc.), as of December 31, 2007, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hallmark Investments, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, an action alleging improper employment of a registered person, was brought against an affiliate of the Company naming the affiliate, the Company's president and a former employee, which resulted in a permanent injunction and an award of $124,876 to the plaintiff. The award was confirmed in August 2007. In February 2008, the petitioner filed a motion to amend the pleadings and correct the order by changing the name of the respondent from the affiliate to Hallmark Investments, Inc. By this modification, a judgment would be entered against the Company in the award amount. If the modification is successful, the Company plans to reopen the case based upon additional evidence obtained. The ultimate outcome of the lawsuit cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near term.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on Pages 9-12 is presented only for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith + Brown

Somerville New Jersey
April 4, 2008

**Hallmark Investments, Inc.**
**Statement of Financial Condition**
**December 31, 2007**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 36,733 |
| Restricted cash | | 50,000 |
| Commissions receivable | | 137,392 |
| Prepaid expenses and other assets | | 27,615 |
| Property and equipment, net | | 5,263 |
| | $ | 257,003 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses | $ | 18,592 |
| Accrued payroll and commissions | | 42,306 |
| Total liabilities | | 60,898 |
| Stockholder's equity: | | |
| Common stock, no par; 200 shares authorized, issued and outstanding | | -- |
| Additional paid-in capital | | 1,008,152 |
| Accumulated deficit | | (812,047) |
| Total stockholder's equity | | 196,105 |
| | $ | 257,003 |

The Notes to Financial Statements are an integral part of these statements.

## 1. Business and Summary of Significant Accounting Policies

### The Company

Hallmark Investments, Inc., (the "Company"), was incorporated under the laws of the State of New York on September 26, 2001. The Company is wholly owned subsidiary of Hallmark Investment Holdings, Inc. (the "Parent"). The Company is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company commenced business operations on September 12, 2005 to broker securities transactions for individual investors.

### Commissions Receivable

Commissions' receivable represents amounts due from the Company's clearing firm for securities transactions brokered during the prior month. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged, by the Company, to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2007.

### Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the following estimated useful lives of the assets.

| Classification | Estimated Life (years) |
|---|---|
| Furniture and fixtures | 7 |
| Computer equipment | 5 |

### Revenue Recognition

Commission income and related expenses are recorded on a trade date basis.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

The Company files its federal, state and city tax returns independent from its parent. Income tax expense includes state and city minimum taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result primarily from net operating loss carryovers. The realization of sufficient future taxable income during the expiration period is not certain. As a result, the Company has provided a valuation allowance for 100% of the deferred tax benefit (See Note 8).

### Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

## 2. Restricted Cash

The Company is required to maintain a deposit of $50,000 with its clearing broker.

**3. Property and Equipment**

Property and equipment, at cost, consisted of the following at December 31, 2007:

| | | |
|---|---|---|
| Computer equipment | $ | 2,328 |
| Furniture | | 5,982 |
| | | 8,310 |
| Less: accumulated depreciation | | (3,047) |
| Property and equipment, net | $ | 5,263 |

Depreciation expense was $ 1,662 for the year ended December 31, 2007.

**4. Net Capital Requirements**

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of $163,227 and $5,000, respectively. The Company's net capital ratio was .37 to 1.

**5. Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

At points in time, the Company may maintain cash balances at one financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation.

**6. Related Party Transactions**

The Company rents office space on a month-to-month basis from Hallmark Securities, Inc., a company related by common ownership. Total rent expense, relating to the office lease, amounted to $169,725 for the year ended December 31, 2007. Although a formalized lease does not exist, the Company's annual rent is expected to be $172,000 under the month-to-month lease agreement.

**7. Special Account for the Exclusive Benefit of Customers**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

## 8. Income Taxes

The deferred tax assets relating to net operating loss carryovers are as follows at December 31, 2007:

| | | |
|---|---|---|
| Federal | $ | 227,000 |
| State | | 126,000 |
| Total deferred tax asset | | 353,000 |
| Less valuation allowance | | (353,000) |
| Net deferred tax asset | $ | - |

The current impact of the deferred tax asset are increases for the Federal and State deferred tax assets of $51,000 and $28,000, respectively and a increase in the valuation allowance of $79,000.

The Company has provided a 100% valuation allowance in 2007, as the realization of sufficient future taxable income during the expiration period is uncertain.

The Company has approximately $793,000 in federal and state net operating loss carryovers available to offset future taxable income. The carryovers expire in 2025, 2026 and 2027.

## 9. 401(k) Plan

The Company maintains a 401(k) plan for the benefit of its employees. Employees of the Company may participate in the plan, whereby the employees may elect to make contributions. The company does not make any contributions to the plan.

## 10. Contingency

A judgment for an NASD arbitration matter involving a dispute with a former employee's previous employer was awarded in 2006. The award held that an affiliate of the Company and the Company's President are jointly and severally liable to the plaintiff for $124,876. The Company accrued this liability and charged the amount to expense during 2006. After the award was confirmed against the affiliate and not the Company, management was of the opinion that the Company was not liable for the award. As a result, the accrual for the award of $124,876 was reversed and the impact recognized as a reduction of expense during 2007.

In February 2008, the petitioner filed a motion to amend the pleadings and correct the order by changing the name of the respondent from the affiliate to Hallmark Investments, Inc. By this modification, a judgment would be entered against the Company in the award amount. If the modification is successful, the Company plans to vigorously defend its position and reopen the case based upon additional evidence obtained. The ultimate outcome of the lawsuit cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near term.

In an unrelated FINRA enforcement proceeding, the Company is accused of violating NASD Membership, Registration and Conduct rules in connection with monies raised from investors prior to the forming of the broker dealer, and an alleged failure to file an application with FINRA for approval of a change of ownership. The Department of Enforcement seeks an undisclosed amount of monetary sanctions for such alleged violations, disgorgement of profits from any ill-gotten gains with interest, and that costs be imposed for the prosecution of the action. The Company plans to submit additional information to support its position and is vigorously defending the case.

## SUPPLEMENTARY INFORMATION

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York and Pennsylvania

## Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Hallmark Investments, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WS+B

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Hallmark Investments, Inc. to achieve all the divisions of duties and cross checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown

Somerville, New Jersey
April 4, 2008

END